                                                                     EXHIBIT 4.4


                                 August 8, 1996

Universal Standard Medical Laboratories, Inc.
26500 Northwestern Highway
Southfield, Michigan 48037
Attention: Michael P. Risko, Esq., General Counsel

         Re:  Waiver of Loan Agreement Covenants

Dear Mr. Risko:

         On January 17, 1996, Michigan National Bank, a national banking association (the "Bank") and Universal Standard Medical Laboratories, Inc., a Michigan corporation (the "Borrower") entered into an Amended and Restated Business Loan Agreement, which was modified pursuant to a letter agreements dated February 13, 1996, and March 28, 1996 and pursuant to an Amendment of Business Loan Agreement dated May 14, 1996 (as modified, the "Loan Agreement"). Pursuant to the Loan Agreement, Bank has extended to Borrower the following loans:

         1. Line of Credit in the amount of Eight Million and 00/100 Dollars ($8,000,000.00);

         2. Term Loan in the amount of Four Million and 00/100 Dollars ($4,000,000.00);

         3. Letter/Line of Credit in the amount of Eight Hundred Twenty Thousand and 00/100 Dollars ($820,000.00); and

         4. Letter/Line of Credit-B in the amount of Fifty Thousand and 00/100 Dollars ($50,000.00).

The loans described in the Loan Agreement shall be referred to in this letter as the "Loans". The Loans are secured by certain collateral described in
Section V of the Loan Agreement.

         Section III.A.1 of the Loan Agreement requires Borrower to maintain a Cash Flow Coverage Ratio of not less than 1.10 to 1.00. Section III.A.2 of the Loan Agreement requires Borrower to maintain its ratio of Funded Debt to Cash Flow to be not more than 3.0 to 1.0. Section III.A.3 of the Loan Agreement requires Borrower to maintain a Current Ratio of not less than 1.50 to 1.00. Borrower has notified Bank that it expects to violate each of these financial covenants for the second quarter of 1996. Borrower has requested that Bank waive the defaults caused by the violation of these covenants. Bank is willing to waive these defaults, subject to the terms and conditions of this letter.

         1. Capitalized terms not defined herein shall have the meaning given to them in the Loan Agreement.

         2. Subject to the Borrower's consent to the conditions contained in this letter, Bank waives the defaults which are described in this letter. Nothing in this letter shall be deemed to constitute a waiver of (i) any future defaults in the financial covenants contained in Section III.A. of the Loan Agreement or (ii) of a default in any other provision of the Loan Agreement or any Related Documents.

         3. As a condition to the waiver described in Section 2 of this letter, Borrower agrees that it will provide updated consolidating management projections, which projections shall include a balance sheet, income statement, cash flow statement and covenants. These projections shall be promptly be provided by Borrower to Bank, but in no event later than September 30, 1996.

         4. As a condition to the waiver described in Section 2 of this letter, Borrower agrees that any it shall provide Bank with all consultants reports which have been ordered by Borrower. These reports shall be promptly provided by Borrower to Bank, but in no event later than September 30, 1996.

         5. As a condition to the waiver described in Section 2 of this letter, Borrower agrees that Bank shall, at Borrower's cost, engage an independent consultant for the purpose of confirming the feasibility of Borrower's business plan and long term viability. Borrower agrees that it will provide such independent consultant with the access to Borrower's records as is needed by such independent consultant to perform the review and shall make Borrower's senior management available to discuss Borrower's operations and plans at such times as may be mutually convenient.

         6. As a condition to the waiver described in Section 2 of this letter, Borrower agrees that, no later than August 15, 1996, it shall be placed upon a dominion of funds and/or lock box system. Bank and Borrower agree that they shall execute such documentation as may be reasonably required by Bank to effectuate such system.

         7. Except as described in this letter, the Loan Agreement and Related Documents will remain in full force and effect. All collateral securing the Loans will continue to secure the Loans.

         8. The modifications described in this letter shall not constitute the establishment of a course of dealing between the parties. Bank reserves, and Borrower expressly acknowledges that Bank has the right to deny any future request for modification or waiver of any of the provisions of the Loan Agreement or the Related Documents.

          9. The effectiveness of the modifications contained in this letter are expressly conditioned on the receipt of a waiver fee in the amount of $5,000. In addition, Borrower agrees to pay all of Bank's costs in waiving these defaults, and in documenting the establishment of a dominion of funds and/or lock box system, including reasonable attorneys' fees.

         10. This letter agreement shall be governed by and construed in accordance with the laws of the State of Michigan. This letter may be modified only by a written instrument signed by both parties to this letter.

         If this letter accurately reflects the understanding of the parties, please execute the letter in the indicated place and return it to me.

                                                    Very Truly Yours,

                                                    /s/ Lisa Davidson McKinnon

                                                    Lisa Davidson McKinnon, Vice
                                                    President, Michigan National
                                                    Bank

This letter accurately reflects
the understanding of the parties

Universal Standard Medical Laboratories, Inc.

By: Alan S. Ker
   ------------------------

Its: CFO
    -----------------------

Date: 8-12-96
     ----------------------




                                       3